No Act

P.E. 12/30/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Received SEC
FEB - 4 2015
Washington, DC 20549






15005204


DIVISION OF
CORPORATION FINANCE

February 4, 2015

David A. Schuette
Mayer Brown LLP
dschuette@mayerbrown.com

Act: 1934
Section:
Rule: 14a-8 (OD)
Public
Availability: 2-4-15

Re: Yum! Brands, Inc.
Incoming letter dated December 30, 2014

Dear Mr. Schuette:

This is in response to your letter dated December 30, 2014 concerning the shareholder proposal submitted to Yum by the Marco Consulting Group Trust I. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Yum's intention to exclude the proposal from Yum's proxy materials solely under rule 14a-8(i)(9). We also have received a letter from the proponent dated January 14, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Yum may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com



January 14, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: YUM! Brands Request to Omit Shareholder Proposal of The Marco Consulting Group Trust I

Ladies and Gentlemen:

This letter is submitted on behalf of The Marco Consulting Group Trust I (hereinafter the "Proponent") in response to YUM! Brands (the "Company") letter dated December 30, 2014 to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to exclude the Proponent's shareholder precatory proposal (the "Proposal") on proxy access from the Company's proxy materials for its 2015 annual meeting of shareholders (the "Company Letter").

Pursuant to Staff Legal Bulletin No. 14D, this letter is being submitted by use of the Commission email address, shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. A copy of this letter is simultaneously being forwarded to the Company.

The Proposal seeks a proxy access mechanism that would enable a shareholder or an unlimited group of shareholders who have continuously owned 3% or more of the Company's outstanding stock for three years access to the Company's own proxy materials to nominate up to one-quarter of the number of directors then serving.

The Company Letter argues that the Proposal can be excluded from its proxy materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a binding proposal the Company intends to include in the proxy material for the 2015 annual meeting of shareholders that will amend the Company's Bylaws to provide that a single shareholder having continuously owned at least 5% of the Company's outstanding stock for four years can nominate a number of nominees not exceeding 10% of the total number of directors of the Company (the "Company Proposal").

The Company Letter cites as precedent the Staff's recently granted no-action relief under Rule 14a-8(i)(9) in *Whole Foods Market, Inc.* (December 1, 2014) regarding a similar claim between a precatory shareholder proposal seeking proxy access and binding management proposal.

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

James McRitchie, the proponent in *Whole Foods Market, Inc.*, has appealed that decision or alternatively sought a Request for Reconsideration (the "Appeal"), which is pending. The Proponents have filed a letter in support of his appeal (the "Supporting Letter"). A copy of the Supporting Letter, minus its Exhibits, is attached hereto as Exhibit A.

The Proponent respectfully submits that the relief sought in the Company Letter be denied because (a) the Staff should take note that it appears the Company Proposal was prepared in response to the Proposal and (b) a shareholder vote on the Proposal and the Company Proposal will produce consistent and conclusive results to guide the Company.

**The Staff Should Take Note That It Appears
The Company Proposal Was Prepared
In Response to the Proposal.**

As noted in the attached Supporting Letter, *Whole Foods Market, Inc.* has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals, with at least 16 other no action letter requests now filed and pending in addition to this one-- *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *FirstMerit Corporation* (December 22, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *YUM! Brands, Inc.* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015); and *Noble Energy* (January 6, 2015); *Cloud Peak Energy* (January 8, 2015); *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015).

The same basic scenario applies to all 17 cases. In response to precatory shareholder proposals seeking proxy access, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the shareholder proposals. When the Commission released its own Proxy Access Rule in 2010 (which was later overturned by a federal appellate court on procedural grounds), the Commission expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the shareholder proposals is that an unlimited group of shareholders could aggregate their shares to meet the ownership level. Here the Company and eight of the copycats limit proxy access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, Chipotle, Noble Energy, Domino's Pizza, Inc., Cloud Peak Energy* and *First Energy*).

Why is there this sudden epidemic of binding management proposals to establish proxy access? The obvious answer is that under the auspices of *Whole Foods Market, Inc.*, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

In *Whole Foods Market, Inc.*, it was noted that the company could have amended its bylaws without shareholder approval to implement its version of proxy access, but then the company would no longer have its to Rule 14a-8(i)(9) argument. That is the same here. The Company's Bylaws, Amended and Restated as of May 1, 2014, a copy of which is attached hereto as Exhibit B, provide in Article 8, Section 8 that the Board of Directors can unilaterally amend the Bylaws without shareholder approval. But by acting unilaterally, the Company would not be able to use Rule 14a-8(i)(9) as an argument for excluding the Proposal.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Staff took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Staff does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so transparent, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

## The Determination Should Be Reversed Because A Shareholder Vote on Both The Proposal And the Management Proposal Will Produce Consistent and Conclusive Results To Guide the Company

It should be noted that this is not a situation where there are conflicting goals, as there would be between a shareholder proposal for an independent chairman of the board and a board proposal that the Chief Executive Officer be the chairman of the Board. A vote in favor of both such proposals would indeed represent inconsistent and ambiguous results that would warrant an exclusion under Rule 14a-8(i)(9).

But here the Proposal and the Company Proposal are seeking the same goal—establishment of a proxy access mechanism. They do differ on details. But since the Proposal is only precatory, a vote on the differing details will in effect be an advisory referendum that will allow shareholders to send the Company a message on what details they prefer.

A similar procedure already exists when companies have to solicit the preferences of shareholders on whether advisory votes on executive compensation should be held every one, two or three years. There, as here, there is a similar goal--having an advisory vote on executive compensation. The difference in detail is when to have it?

To better illustrate the instant situation, there are four possible results if shareholders are allowed to vote on both the Proposal and the Company Proposal:

--If both the Proposal and the Company Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Company Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Company Proposal.

--If the Proposal gets more votes than the Company Proposal, it will be consistent and conclusive that the Company's shareholders prefer the detailed provisions in the Proposal.

--If the Proposal and the Company Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the details in the Proposal and the Company Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or ambiguous about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Proponent submits that the relief sought in the Company's Letter be denied.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal
cc: dschuette@mayerbrown.com


THE
MARCO
CONSULTING GROUP

January 9, 2015

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Mr. Brent J. Fields, Secretary
U.S Securities and Exchange Commission
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund, and Marco Consulting Group Trust I in support of James McRitchie's December 23, 2014 Appeal/Request for Reconsideration of the No Action Determination Regarding His Proxy Access Proposal At Whole Foods Market, Inc. dated December 1, 2014

Ladies and Gentlemen:

This letter is submitted on behalf of The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, The Miami Firefighters' Relief and Pension Fund and Marco Consulting Group Trust I (hereinafter jointly referred to as "the Affected Proponents") in support of James McRitchie's (the "Proponent") December 23, 2014 Appeal to the Securities and Exchange Commission (the "Commission") or alternatively a Request for Reconsideration ("Appeal") of the No Action Determination by the Staff of the Division of Corporation Finance of December 1, 2014 (the "Determination").

The Determination concluded that Whole Foods Market, Inc. (the "Company") could exclude the Proponent's precatory proxy access proposal (the "Proposal") from its 2015 proxy materials pursuant to Rule 14a-8(i)(9) because its provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal (the "Management Proposal") that would also be presented.

The Affected Proponents have all filed precatory proxy access proposals similar to the Proposal which are now the subject of pending No Action Letter Requests from *FirstMerit Corporation* (December 22, 2014), *YUM! Brands, Inc.* (December 30, 2014) *and Domino's Pizza, Inc.* (January 7, 2015) (hereinafter jointly referred to as "Pending NALs"). The Pending NALs seek to exclude the Affected Proponents precatory proposals because the companies will be presenting binding management proposals that directly conflict with the Affected Proponents' precatory proposals on some or all of : (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated. All three Pending NALs cite the Determination as controlling precedent. Copies of Pending NALs are attached as Exhibits A, B and C.

Exhibit A

Headquarters Office • 550 West Washington Blvd., Suite 900, Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103, Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871
Western Office • 1746 Cole Blvd. Suite 225, Golden, CO 80401 • P: 303-645-4677 • F: 312-575-0085

The Affected Proponents intend to file responses in all three Pending NALs, but under the circumstances they believe it is appropriate for them to respectfully submit this letter in support of the Appeal since the Determination has such a direct impact on their Pending NALs.

## The Determination Raises Questions of Substantial Importance and Novelty

**Substantial Importance—Should The Commission Side With Companies To Keep Increasing Numbers of Investors Out of Nomination Process?**
In 2010, after seven years of deliberation, the Commission approved a proxy access rule (the "Commission Rule"), which granted long-term major investors (holders of at least three per cent of the shares outstanding for three years) access to a company's own proxy materials and ballot to nominate a limited number of dissident directors. The rule was invalidated in 2011 by a federal appellate court on the procedural ground that the Commission had acted arbitrarily and capriciously in not weighing the costs and benefits of the rule.

The court ruling opened the door in 2012 to shareholders to file proposals on a company by company basis. According to records of Institutional Shareholder Services, less than 20 proxy access proposals came to a vote in each of the years 2012-2014. The proposals varied widely in their terms, ranging from a reflection of the Commission rule to 100 or more shareholders who only held $2,000 of stock for one year.

The number for 2015, however, was going to be much larger. Participants in the New York City Boardroom Accountability Project alone filed precatory proxy access proposals reflecting the Commission Rule at 75 companies, http://www.nytimes.com/2014/11/06/business/effort-begins-for-more-say-on-directors.html?ref=business&_r=0. But unless the Determination is reversed, companies have a tactic to keep shareholder precatory proxy access proposals off the proxy ballot permanently and "the Securities and Exchange Commission, generally seen as the defender of shareholder interests, is siding with companies keen to keep investors out of the nomination process." http://www.nytimes.com/2015/01/04/business/whole-foods-high-hurdle-for-investors-.html?src=busln&_r=0

Is that the posture the Commission really wants to take regarding proxy access?

**Novelty—Should Management Proposals Cynically Filed In Widespread Response to Shareholder Proposals On A Matter of Substantial Importance Be Allowed to Exclude Them?**
The Determination has spawned an unprecedented plague of copycat tactics to exclude shareholder proposals. In addition to the three Pending NALs, similar requests have been filed by at least 14 other companies: *Marathon Oil* (December 1, 2014); *Cabot Oil & Gas* (December 17, 2014); *Arch Coal* (December 23, 2014); *EBAY* (December 24, 2014); *Exelon* (December 29, 2014); *Peabody Coal* (December 30, 2014); *Apache Energy* (January 2, 2015); *Chipotle* (January 2, 2015); *Conoco Phillips* (January 6, 2015); *SBA Communications* (January 6, 2015);

and *Noble Energy* (January 6, 2015); *Cloud Peak Energy* (January 8, 2015), *First Energy* (January 9, 2015); and *CF Industries* (January 9, 2015). .

The same basic scenario applies to all 17 cases. In response to a precatory shareholder proposal reflecting the Commission Rule, the companies have filed binding management proposals with higher ownership levels. The lowest and most common ownership level is 5%, as compared to the 3% in the Commission Rule. When the Commission released its Rule, it expressly stated: "a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting." Federal Register, Vol. 75, No. 179, Thursday, September 16, 2010/Rules and Regulations, page 566992. In addition, a key element of the Commission Rule was that an unlimited group of shareholders could aggregate their shares to meet the ownership level. The Company and nine of the copycat companies have limited access to a sole shareholder (*Marathon Oil, Arch Coal, Peabody Coal, YUM! Brands, Chipotle, Noble Energy, Domino's Pizza, Inc., Cloud Peak Energy* and *First Energy*). If the Company and the copycats want to present a meaningful proxy access process, why are they presenting a binding management proposal—particularly since they could amend their bylaws without shareholder approval to implement their version of proxy access?

The answer is obvious and cynical. Under the auspices of the Determination, the companies can use their binding management proposals with excessively burdensome provisions to exclude precatory shareholder proposals designed to allow shareholders to express their support for meaningful proxy access provisions.

This is not the first time companies have cynically tried to exclude shareholder proposals by filing a management proposal. *See: Cypress Semiconductor Corporation* (March 11, 1998); and *Genzyme Corporation* (March 20, 2007). In those cases the Commission took note that the company proposals were prepared in response to the shareholder proposals and denied the no action relief sought.

But it has never been attempted before on such a blatant and widespread basis on an issue of such substantial importance. If the Commission does not take note now that the companies' binding proxy access proposals are a cynical response to shareholder precatory proposals when the companies' motivation is so clear, what will there be to prevent them and every other company that receives proxy access proposals from repeating the same copycat tactic year after year after year after...?

The Determination Should Be Reversed Because A
Shareholder Vote on Both The Proposal And the Management Proposal
Will Produce Consistent and Conclusive Results To Guide the Company

The Proposal and the Management Proposal both seek to establish a proxy access mechanism but they contain different provisions for (i) the number of shareholders able to nominate a candidate,(ii) the required share ownership percentages and holding period, and (iii) the maximum number of candidates that can be nominated directly conflicted with the provisions in a binding management proposal that would be presented at the 2015 annual meeting of shareholders.

There are four possible results:

--If both the Proposal and the Management Proposal fail to receive a majority vote, it will be consistent and conclusive that the Company's shareholders do not want any proxy access mechanism at all.

--If the Management Proposal gets more votes than the Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Management Proposal.

--If the Proposal gets more votes than the Management Proposal, it will be consistent and conclusive that the Company's shareholders prefer the provisions in the Proposal.

--If the Proposal and the Management Proposal receive identical votes (an extreme unlikelihood), it will be consistent and conclusive that the Proposal and the Management Proposal are equally popular among the Company's shareholders.

There is nothing inconsistent or inconclusive about such results. The Company should welcome them as the best way to determine the actual preferences of the Company's shareholders on proxy access.

How the Company interprets and responds to consistent and conclusive results is up to its discretion and judgment. That, however, is not grounds for a Rule 14a-8(i)(9) exclusion.

Conclusion

For the foregoing reasons, the Affected Proponents submit that the relief sought in the Proponent's Appeal be granted.

Pursuant to Staff Legal Bulletin No. 14D, this letter is being respectfully submitted by use of the Commission email address, shareholderproposals@sec.gov., in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). The undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. Copies of this letter are simultaneously being forwarded to the Proponent, the Company, and the relevant companies for the pending NALs.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/Senior Counsel

GAK:mal

cc: aj.ericksen@bakerbotts.com
jm@corpgov.net.
carlton.langer@FirstMerit.com
dschuette@mayerbrown.com
craig.marcus@ropesgray.com

Amended and Restated
May 1, 2014

# BYLAWS

# OF

# YUM! BRANDS, INC.

## ARTICLE 1 – OFFICES

Section 1. Offices. The principal office of YUM! Brands, Inc. (the "Corporation") in the State of North Carolina shall be in the City of Raleigh. The Corporation may have offices at such other places, either within or without the State of North Carolina, as the Board of Directors may from time to time determine.

## ARTICLE 2 – MEETINGS OF SHAREHOLDERS

Section 1. Place of Meeting. Meetings of Shareholders shall be held at such places, either within or without the State of North Carolina, as shall be designated in the notice of the meeting.

Section 2. Annual Meeting. The annual meeting of Shareholders shall be held on such date and at such time as the Board of Directors shall determine each year in advance thereof, for the purpose of electing Directors of the Corporation and the transaction of such business as may be a proper subject for action at the meeting.

Section 3. Special Meetings. Special meetings of the Shareholders (i) may be called by the Board of Directors and (ii) subject to the provisions of this Section 3, shall be called by the Secretary of the Corporation upon request in proper written form from holders of record of at least 25% of the outstanding Common Shares entitled to vote on the matter or matters to be brought before the proposed special meeting. Any such Shareholder request shall be filed with the Secretary of the Corporation and otherwise made in accordance with, and subject to, this Section 3. Subject to the rights of the holders of any Preferred Shares, special meetings of the Shareholders may not be called by any other person or persons.

To be in proper written form, a request of a Shareholder or Shareholders to call a special meeting must be signed and dated by each such Requesting Shareholder, or a duly authorized agent of each such Requesting Shareholder, requesting the meeting and shall include:

(a)(i) a brief description of the business desired to be brought before the special meeting (including, without limitation, the matters proposed to be acted on at the special meeting) and the reasons the Requesting Shareholders propose that such business be brought before the special meeting and any material interest of any Requesting Shareholder in such business, and (ii) a description of all agreements, arrangements, understandings and relationships between or among any Requesting Shareholder, on the one hand, and any other Requesting Shareholder or other person or persons or entity or entities (including their names), on the other hand, in connection with the proposal of such business by the Requesting Shareholders and any material interest of any such persons or entities in such business; and



Exhibit B

(b) as to each Requesting Shareholder, (i) the Shareholder Information and Disclosable Interests (as defined in Section 7, except that for purposes of this Section 3, the term "Requesting Shareholder" shall be substituted for the term "Proposing Person" in all places it appears in Section 7), and (ii) any other information relating to such Requesting Shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business to be presented pursuant to Section 14 of the Exchange Act.

For the purposes of this Section 3, the term "Requesting Shareholder" shall mean (i) each Shareholder requesting a special meeting of Shareholders, (ii) the beneficial owner or beneficial owners of capital stock of the Corporation, if different, on whose behalf the request for a special meeting of Shareholders is being made, (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such Shareholder or any such beneficial owner, and (iv) any other person or entity with whom such Shareholder or any such beneficial owner (or any of their respective affiliates and associates) is acting in concert.

Special meetings of Shareholders shall be held at such places and times as determined by the Board of Directors in their discretion; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more Shareholders who satisfy the requirements of this Section 3 is received by the Secretary of the Corporation.

Notwithstanding the foregoing provisions of this Section 3, a special meeting requested by Shareholders shall not be held if (i) the Board of Directors calls or has called an annual or special meeting of Shareholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such meeting includes the business specified in the request, (ii) an annual or special meeting was held not more than 12 months before the date on which the request for a special meeting was delivered to the Secretary that included the business specified by the Requesting Shareholders in the request for a special meeting, with such determination being made in good faith by the Board of Directors, or (iii) the special meeting request (a) relates to an item of business that is not a proper subject for shareholder action under applicable law or (b) was made in a manner that involved a violation of applicable law.

Each Requesting Shareholder shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such request pursuant to this Section 3 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement shall be delivered to the Secretary not later than ten (10) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if the meeting is adjourned or postponed, on the first practicable date after any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

No business shall be presented by a Shareholder at a special meeting of Shareholders except business described in the Shareholder request for such special meeting and otherwise brought before the special meeting in accordance with the procedures set forth in this Section 3; provided, however, that (i) if the business to be conducted at the special meeting includes the election of Directors, nominations for election to the Board of Directors must be made in compliance with Section 9 of this Article 2, and (ii) nothing herein shall prohibit the Board of Directors from submitting additional matters to Shareholders at any special meeting. If the Chairman of a special meeting determines that business was not properly brought before the special meeting in accordance with these Bylaws, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

In determining whether a special meeting of Shareholders has been requested by the holders of record of at least 25% of the outstanding Common Shares entitled to vote on the matter or matters to be brought before the proposed special meeting, multiple special meeting requests delivered to the Secretary will be considered together only if (i) each such request identifies substantially the same business to be brought before the special meeting (as determined in good faith by the Board of Directors), and (ii) such requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated special meeting request identifying such business.

Any Shareholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary. If, at any time after receipt by the Secretary of a proper request for a special meeting of shareholders, there are no longer valid requests from Shareholders holding in the aggregate at least the requisite number of shares entitling the Shareholders to request the calling of a special meeting, whether because of revoked requests, transfers of Common Shares or otherwise, the Board of Directors, in its discretion, may cancel the special meeting.

Section 4. Notice of Meetings. At least 10 and no more than 60 days prior to any annual or special meeting of Shareholders, the Corporation shall notify Shareholders of the date, time and place of the meeting and, in the case of a special meeting or where otherwise required by the Articles of Incorporation or by statute, shall briefly describe the purpose or purposes of the meeting. Only business within the purpose or purposes described in the notice may be conducted at a special meeting. Unless otherwise required by the Articles of Incorporation or by statute, the Corporation shall be required to give notice only to Shareholders entitled to vote at the meeting. If an annual or special Shareholders' meeting is adjourned to a different date, time or place, notice thereof need not be given if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is fixed pursuant to Article 7, Section 5 hereof, notice of the adjourned meeting shall be given to persons who are Shareholders as of the new record date. If mailed, notice shall be deemed to be effective when deposited in the United States mail with postage thereon prepaid, correctly addressed to the Shareholders' address shown in the Corporation's current record of Shareholders.

Section 5. Quorum, Presiding Officer. Except as otherwise prescribed by statute, the Articles of Incorporation or these Bylaws, at any meeting of the Shareholders of the Corporation, the presence in person or by proxy of the holders of record of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat shall constitute a quorum for the transaction of business. In the absence of a quorum at such meeting or any adjournment or adjournments thereof, the holders of record of a majority of such shares so present in person or by proxy and entitled to vote thereat may adjourn the meeting from time to time until a quorum shall be present. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. Meetings of Shareholders shall be presided over by the Chairman or Vice Chairman of the Board, or, if neither is present, by another officer or Director who shall be designated to serve in such event by the Board. The Secretary of the Corporation, or an Assistant Secretary designated by the officer presiding at the meeting, shall act as Secretary of the meeting.

Section 6. Voting. Except as otherwise prescribed by statute, the Articles of Incorporation or these Bylaws, at any meeting of the Shareholders of the Corporation, each Shareholder shall be entitled to one vote in person or by proxy for each share of voting capital stock of the Corporation registered in the name of such Shareholder on the books of the Corporation on the date fixed pursuant to these Bylaws as the record date for the determination of Shareholders entitled to vote at such meeting. No proxy shall be voted after eleven (11) months from its date unless said proxy provides for a longer period. Shares of its voting capital stock belonging to the Corporation shall not be voted either directly or indirectly. The vote for the election of Directors, other matters expressly prescribed by statute, and, upon the direction of the presiding officer of the meeting, the vote on any other question before the meeting, shall be by ballot.

Section 7. Notice of Shareholder Proposal. No business may be transacted at an annual meeting of Shareholders, other than business properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any Shareholder of the Corporation (i) who is a Shareholder of record both on the date of the giving of the notice provided for in this Section 7 and at the time of the annual meeting, (ii) who is entitled to vote at the meeting, and (iii) who complies with the notice procedures set forth in this Section 7. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and included in the notice of meeting given by or at the direction of the Board of Directors, the foregoing clause (c) shall be the exclusive means for a Shareholder to propose business to be brought before an annual meeting of the Shareholders. Shareholders seeking to nominate persons for election to the Board must comply with Section 9 of this Article 2 and this Section 7 shall not be applicable to nominations except as expressly provided in Section 9.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a Shareholder, such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the Shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a Shareholder's notice to the Secretary must set forth:

(a) as to each matter such Shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons such Shareholder proposes that such business be brought before the annual meeting and any material interest of such Shareholder in such business, (ii) a description of all agreements, arrangements, understandings and relationships between or among such Shareholder, on the one hand, and any other person or persons or entity or entities (including their names), on the other hand, in connection with the proposal of such business by such Shareholder and any material interest of such persons or entities in such business, and (iii) a representation that such Shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(b) as to each Proposing Person (as defined below), (i) the name and record address of such Proposing Person, (ii) the class or series and number of shares of capital stock or other securities of the Corporation which are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, (iii) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any shares of capital stock or other securities of the Corporation or with a price or value derived in whole or in part from the price or value of any shares of capital stock or other securities of the Corporation or any derivative, synthetic, hedging, swap or similar transaction or arrangement having characteristics of a long or short position or ownership interest in any shares of capital stock or other securities of the Corporation, whether or not any such instrument or right shall be subject to settlement in the underlying shares of capital stock or other securities of the Corporation or otherwise, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the price or value of shares of capital stock or other securities of the Corporation (each, a "Derivative Instrument") directly or indirectly owned beneficially by such Proposing Person, (iv) any proxy, agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has given or received a right to vote, directly or indirectly, any shares of capital stock or other securities of the Corporation, (v) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, which such Proposing Person has engaged in or is a party to, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk of shares of capital stock or other securities of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to shares of capital stock or other securities of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any increase or decrease in the price or value of the shares of capital stock or other securities of the Corporation, (vi) any rights to dividends on the shares of capital stock or other securities of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of capital stock or securities of the Corporation, (vii) any performance-related fees (other than an asset-based fee) to which such Proposing Person is or may be directly or indirectly entitled based on any increase or decrease in the price or value of any shares of capital stock or other securities of the Corporation or Derivative Instruments, if any (the disclosures to be made pursuant to the foregoing clauses (i) through (vii) are referred to as "Shareholder Information and Disclosable Interests"), and (viii) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the proposal pursuant to Section 14 of the Exchange Act.

For the purposes of this Section 7, the term "Proposing Person" shall mean (i) the Shareholder providing notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners of capital stock of the Corporation, if different, on whose behalf the notice of business proposed to be brought before the annual meeting is made, (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such Shareholder or any such beneficial owner, and (iv) any other person or entity with whom such Shareholder or any such beneficial owner (or any of their respective affiliates and associates) is acting in concert.

A Shareholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 7 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement shall be delivered to the Secretary not later than ten (10) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if the meeting is adjourned or postponed, on the first practicable date after any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

No business shall be conducted at the annual meeting of Shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 7; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 7 shall be deemed to preclude discussion by any Shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 8. Postponement of Shareholders Meeting. A scheduled annual or special meeting of Shareholders may be postponed by the Board of Directors by public notice given at or prior to the time of the meeting.

Section 9. Shareholder Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of Shareholders, or at any special meeting of Shareholders called for the purpose of electing directors, (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any Shareholder of the Corporation (i) who is a Shareholder of record both on the date of the giving of the notice provided for in this Section 9 and at the time of the meeting, (ii) who is entitled to vote at the meeting, and (iii) who complies with the notice procedures set forth in this Section 9. The foregoing clause (b) shall be the exclusive means for a Shareholder to make any nomination of a person or persons for election to the Board of Directors at an annual or special meeting.

In addition to any other applicable requirements, for a nomination to be made by a Shareholder, such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the Shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of Shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a Shareholder's notice to the Secretary must set forth:

(a) as to each person whom the Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) all information with respect to such person that would be required to be set forth in a Shareholder's notice pursuant to this Section 9 if such person were a Nominating Person (as defined below), (iv) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, (v) a description of all direct and indirect compensation and other material agreements, arrangements and understandings and any other material relationships during the past three years between or among any Nominating Person, on the one hand, and such proposed nominee, his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, and (vi) all other information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission if such Nominating Person were the "registrant" for purposes of such rule and such proposed nominee were a director or executive officer of such registrant; and

(b) as to each Nominating Person, (i) the Shareholder Information and Disclosable Interests (as defined in Section 7, except that for purposes of this Section 9, the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 7), and (ii) any other information relating to such Nominating Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

For the purposes of this Section 9, the term "Nominating Person" shall mean (i) the Shareholder providing notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners of capital stock of the Corporation, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (iii) any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such Shareholder or any such beneficial owner, and (iv) any other person or entity with whom such Shareholder or any such beneficial owner (or any of their respective affiliates and associates) is acting in concert.

A Shareholder providing notice of a nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 9 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof. Such update and supplement shall be delivered to the Secretary not later than ten (10) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if the meeting is adjourned or postponed, on the first practicable date after any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 9. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

## ARTICLE 3 – BOARD OF DIRECTORS

Section 1. General Powers. Except as otherwise expressly provided in the Articles of Incorporation or by statute, the Board of Directors shall have the exclusive power and authority to direct management of the business and affairs of the Corporation and shall exercise all corporate powers, and possess all authority, necessary or appropriate to carry out the intent of this provision, and which are customarily exercised by the board of directors of a public company.

Section 2. Number, Term and Qualification. The number, term and qualification of Directors of the Corporation shall be as provided in the Articles of Incorporation.

Section 3. Removal. Directors may be removed from office only for the reasons, if any, specified in the Articles of Incorporation.

Section 4. Vacancies. Vacancies occurring in the Board of Directors shall be filled only as provided in the Articles of Incorporation.

Section 5. Compensation. Compensation for the services of Directors as such shall be determined exclusively by the Board of Directors as provided in the Articles of Incorporation.

## ARTICLE 4 – MEETINGS OF DIRECTORS

Section 1. Annual and Regular Meetings. All annual and regular meetings of the Board of Directors shall be held at such places and times as determined by the Board of Directors in their discretion as provided in the Articles of Incorporation.

Section 2. Special Meetings. Special meetings of the Board of Directors shall be held at such places and times as determined by the Board of Directors in their discretion as provided in the Articles of Incorporation.

Section 3. Notice of Meetings. Unless the Board of Directors by resolution determines otherwise in accordance with authority set forth in the Articles of Incorporation, all meetings of the Board of Directors may be held without notice of the date, time, place or purpose of the meeting. The Secretary shall give such notice of any meetings called by the Board by such means of communication as may be specified by the Board.

Section 4. Quorum. A majority of the Directors in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 5. Manner of Acting. A majority of Directors who are present at a meeting at which a quorum is present will constitute the required vote to effect any action taken by the Board of Directors.

Section 6. Action Without Meeting. Action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents signed by each Director before or after such action, describing the action taken, and included in the minutes or filed with the corporate records. Action taken without a meeting is effective when the last Director signs the consent, unless the consent specifies a different effective date.

Section 7. Meeting by Communications Device. The Board of Directors may permit Directors to participate in any meeting of the Board of Directors by, or conduct the meeting through the use of, any means of communication by which all Directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by this means is deemed to be present in person at the meeting.

## ARTICLE 5 – COMMITTEES

Section 1. Election and Powers. The Board of Directors may appoint such committees with such members who shall have such powers and authority as may be determined by the Board as provided in the Articles of Incorporation. To the extent specified by the Board of Directors or in the Articles of Incorporation, each committee shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation, except that no committee shall have authority to do the following:

(a) Authorize distributions.

(b) Approve or propose to Shareholders action required to be approved by Shareholders.

(c) Fill vacancies on the Board of Directors or on any of its committees.

(d) Amend the Articles of Incorporation.

(e) Adopt, amend or repeal the Bylaws.

(f) Approve a plan of merger not requiring Shareholder approval.

(g) Authorize or approve the reacquisition of shares, except according to a formula or method prescribed by the Board of Directors.

(h) Authorize or approve the issuance, sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee (or a senior executive officer of the Corporation) to do so within limits specifically prescribed by the Board of Directors.

Section 2. Removal; Vacancies. Unless the Board of Directors by resolution determines otherwise in accordance with authority specified in the Articles of Incorporation, any member of a committee may be removed at any time exclusively by the Board of Directors with or without cause, and vacancies in the membership of a committee as a result of death, resignation, disqualification or removal shall be filled by a majority of the whole Board of Directors. The Board may discharge any committee, either with or without cause, at any time.

Section 3. Meetings. The provisions of Article 4 governing meetings of the Board of Directors, action without meeting, notice, waiver of notice and quorum and voting requirements shall apply to the committees of the Board and its members to the extent not otherwise prescribed by the Board in the resolution authorizing the establishment of the committee.

Section 4. Minutes. Each committee shall keep minutes of its proceedings and shall report thereon to the Board of Directors at or before the next meeting of the Board.

## ARTICLE 6 – OFFICERS

Section 1. Titles. Pursuant to authority conferred in the Articles of Incorporation, the Board of Directors shall have the exclusive power and authority to elect from time to time such officers of the Corporation, including a Chairman, a President, a Chief Executive Officer, a Vice Chairman, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, a Chief Financial Officer, a General Counsel, a Controller, a Treasurer, a Secretary, one or more Assistant Controllers, one or more Assistant Treasurers, and one or more Assistant Secretaries, and such other officers as shall be deemed necessary or desirable from time to time. The officers shall have the authority and perform the duties set forth herein or as from time to time may be prescribed by the Board of Directors. Any two or more offices may be held by the same individual, but no officer may act in more than one capacity where action of two or more officers is required.

The officers of the Corporation may appoint one or more individuals to hold a title which includes Assistant or Deputy together with one of the officer titles indicated above. An individual holding such title by virtue of being so appointed rather than by virtue of being elected to such position by the Board of Directors shall not be an officer of the Corporation for purposes of the Articles of Incorporation or these Bylaws.

Section 2. Election; Removal. Pursuant to authority conferred in the Articles of Incorporation, the officers of the Corporation shall be elected exclusively by the Board of Directors and shall serve at the pleasure of the Board as specified at the time of their election, until their successors are elected and qualify, or until the earlier of their resignation or removal. Pursuant to authority conferred in the Articles of Incorporation, any officer may be removed by the Board at any time with or without cause.

Section 3. Compensation. Pursuant to authority conferred in the Articles of Incorporation, the compensation of the officers shall be fixed by the Board of Directors.

Section 4. General Powers of Officers. Except as may be otherwise provided in these Bylaws or in the North Carolina Business Corporation Act, the Chairman, the Chief Executive Officer, the Vice Chairman, the President, any Executive Vice President, any Senior Vice President, any Vice President, the Chief Financial Officer, the General Counsel, the Controller, the Treasurer, the Secretary, or any one of them, may (i) execute and deliver in the name of the Corporation, in the name of any division of the Corporation, or in both names, any agreement, contract, deed, instrument, power of attorney or other document pertaining to the business or affairs of the Corporation or any division of the Corporation, and (ii) delegate to any employee or agent the power to execute and deliver any such agreement, contract, deed, instrument, power of attorney or other document.

Section 5. Chief Executive Officer. The Chief Executive Officer of the Corporation shall report directly to the Board. Except in such instances as the Board may confer powers in particular transactions upon any other officer, and subject to the control and direction of the Board, the Chief Executive Officer shall manage the business and affairs of the Corporation and shall communicate to the Board and any committee thereof reports, proposals and recommendations for their respective consideration or action. He may do and perform all acts on behalf of the Corporation.

Section 6. Chairman. The Chairman shall preside at meetings of the Board of Directors and the Shareholders and shall have such powers and perform such other duties as the Board may prescribe or as may be prescribed in these Bylaws. The Board may, in its discretion, designate a Chairman as "Executive Chairman." Such Executive Chairman shall have such powers and perform such other duties as the Board may prescribe or as may be prescribed for the Chairman in these Bylaws.

Section 7. Vice Chairman. The Vice Chairman shall have such powers and perform such duties as the Board or the Chairman (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed by these Bylaws.

Section 8. President. The President shall have such powers and perform such duties as the Board and the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed by these Bylaws.

Section 9. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The Executive Vice Presidents, Senior Vice Presidents and Vice Presidents shall have such powers and perform such duties as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed by these Bylaws.

Section 10. Chief Financial Officer. The Chief Financial Officer shall have powers and perform such duties as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may from time to time prescribe or as may be prescribed in these Bylaws. The Chief Financial Officer shall present to the Board such balance sheets, income statements, budgets and other financial statements and reports as the Board or the Chief Executive Officer (to the extent he is authorized by the Board of Directors to prescribe the authority and duties of other officers) may require and shall perform such other duties as may be prescribed or assigned pursuant to these Bylaws and all other acts incident to the position of Chief Financial Officer.

Section 11. Controller. The Controller shall be responsible for the maintenance of adequate accounting records of all assets, liabilities, capital and transactions of the Corporation. The Controller shall prepare such balance sheets, income statements, budgets and other financial statements and reports as the Board or the Chief Executive Officer or the Chief Financial Officer (to the extent they are authorized by the Board of Directors to prescribe the authority and duties of other officers) may require, and shall perform such other duties as may be prescribed or assigned pursuant to these Bylaws and all other acts incident to the position of Controller.

Section 12. Treasurer.

(a) The Treasurer shall have the care and custody of all funds and securities of the Corporation except as may be otherwise ordered by the Board, and shall cause such funds (i) to be invested or reinvested from time to time for the benefit of the Corporation as may be designated by the Board or by the Chairman, the Chief Executive Officer, the Vice Chairman, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), or (ii) to be deposited to the credit of the Corporation in such banks or depositories as may be designated by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), and shall cause such securities to be placed in safekeeping in such manner as may be designated by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations).

(b) The Treasurer or such other person or persons as may be designated for such purpose by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations) may endorse in the name and on behalf of the Corporation all instruments for the payment of money, bills of lading, warehouse receipts, insurance policies and other commercial documents requiring such endorsement.

(c) The Treasurer or such other person or persons as may be designated for such purpose by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer (to the extent they are authorized by the Board of Directors to make such designations), (i) may sign all receipts and vouchers for payments made to the Corporation; (ii) shall provide a statement of the cash account of the Corporation to the Board as often as it shall require the same; and (iii) shall enter regularly in the books to be kept for that purpose full and accurate account of all moneys received and paid on account of the Corporation and of all securities received and delivered by the Corporation.

(d) The Treasurer shall perform such other duties as may be prescribed or assigned pursuant to these Bylaws and all other acts incident to the position of Treasurer.

Section 13. Secretary. The Secretary shall keep the minutes of all meetings of the Shareholders, the Board and the Committees of the Board. The Secretary shall attend to the giving and serving of all notices of the Corporation, in accordance with the provisions of these Bylaws and as required by the laws of the State of North Carolina. The Secretary shall cause to be prepared and maintained (i) at the office of the Corporation a stock ledger containing the names and addresses of all Shareholders and the number of shares held by each, and (ii) any list of Shareholders required by law to be prepared for any meeting of Shareholders. The Secretary shall be responsible for the custody of all stock books and of all unissued stock certificates. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall affix or cause to be affixed the seal of the Corporation, and when so affixed may attest the same and shall perform such other duties as may be prescribed or assigned pursuant to these Bylaws and all other acts incident to the position of Secretary.

Section 14. Voting upon Securities. Unless otherwise ordered by the Board of Directors, the Chairman, the Chief Executive Officer, the President, any Executive Vice President, any Senior Vice President or any Vice President shall have full power and authority on behalf of the Corporation to attend, act and vote at meetings of the security holders of any entity in which this Corporation may hold securities, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner, the Corporation might have possessed and exercised if present. The Board of Directors may by resolution from time to time confer such power and authority upon any person or persons.

Section 15. Continuing Determination by Board. All powers and duties of the officers shall be subject to a continuing determination by the Board of Directors.

## ARTICLE 7 – CAPITAL STOCK

Section 1. Certificates. Unless the Board determines otherwise, shares of the capital stock of the Corporation shall be represented by certificates. The name and address of the persons to whom shares of capital stock of the Corporation are issued, with the number of shares and date of issue, shall be entered on the stock transfer records of the Corporation. Certificates for shares of the capital stock of the Corporation shall be in such form not inconsistent with the Articles of Incorporation of the Corporation as shall be approved by the Board of Directors. Each certificate shall be signed (either manually or by facsimile) by (a) the Chairman, the Chief Executive Officer, the President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer or (b) any two officers designated by the Board of Directors. Each certificate may be sealed with the seal of the Corporation or facsimile thereof.

Section 2. Transfer of Shares. Transfers of shares shall be made on the stock transfer records of the Corporation, and transfers shall be made only upon surrender of the certificate for the shares sought to be transferred by the holder of record or by a duly authorized agent, transferee or legal representative. All certificates surrendered for transfer or reissue shall be cancelled before new certificates for the shares shall be issued.

Section 3. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar.

Section 4. Regulations. The Board of Directors may make such rules and regulations as it deems expedient concerning the issue, transfer and registration of shares of capital stock of the Corporation.

Section 5. Fixing Record Date. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders, or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for the determination of Shareholders. The record date shall not be more than 60 days before the meeting or action requiring a determination of Shareholders. A determination of Shareholders entitled to notice of or to vote at a Shareholders' meeting shall be effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If no record date is fixed for the determination of Shareholders, the record date shall be the day the notice of the meeting is mailed or the day the action requiring a determination of Shareholders is taken.

Section 6. Lost Certificates. In case of loss, theft, mutilation or destruction of any certificate evidencing shares of the capital stock of the Corporation, another may be issued in its place upon proof of such loss, theft, mutilation or destruction and upon the giving of an indemnity or other undertaking to the Corporation in such form and in such sum as the Board may direct.

## ARTICLE 8 – GENERAL PROVISIONS

Section 1. Dividends and other Distributions. The Board of Directors may from time to time declare and the Corporation may pay dividends or make other distributions with respect to its outstanding shares in the manner and upon the terms and conditions provided by law.

Section 2. Seal. The seal of the Corporation shall be any form approved from time to time by the Board of Directors.

Section 3. Waiver of Notice. Whenever notice is required to be given to a Shareholder, Director or other person under the provisions of these Bylaws, the Articles of Incorporation or applicable statute, a waiver in writing signed by the person or persons entitled to the notice, whether before or after the date and time stated in the notice, and delivered to the Corporation, shall be equivalent to giving the notice.

Section 4. Depositaries. The Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, and the Treasurer are each authorized to designate depositaries for the funds of the Corporation deposited in its name or that of a division of the Corporation, or both, and the signatories with respect thereto in each case, and from time to time, to change such depositaries and signatories, with the same force and effect as if each such depository and the signatories with respect thereto and changes therein had been specifically designated or authorized by the Board; and each depositary designated by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, or the Treasurer shall be entitled to rely upon the certificate of the Secretary or any Assistant Secretary of the Corporation setting forth the fact of such designation and of the appointment of the officers of the Corporation or of other persons who are to be signatories with respect to the withdrawal of funds deposited with such depositary, or from time to time the fact of any change in any depositary or in the signatories with respect thereto.

Section 5. Signatories. Unless otherwise designated by the Board or by the Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer, all notes, drafts, checks, acceptances and orders for the payment of money shall be (a) signed by the Treasurer or any Assistant Treasurer, and (b) countersigned by the Controller or any Assistant Controller, or either signed or countersigned by the Chairman, the Chief Executive Officer, the Vice Chairman, the President, any Executive Vice President, any Senior Vice President or any Vice President in lieu of either the officers designated in (a) or the officers designated in (b) of this Section.

Section 6. Proxies. Unless otherwise provided for by a resolution of the Board, the Chief Executive Officer, or any Vice President or Secretary or Assistant Secretary designated by the Board, may from time to time appoint an attorney or attorneys or agent or agents of the Corporation to cast, in the name and on behalf of the Corporation, the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

Section 7. Fiscal Year. The Fiscal year of the Corporation shall be fixed by the Board of Directors.

Section 8. Amendments. These Bylaws may be amended or repealed by the Board of Directors, including any Bylaw adopted, amended, or repealed by the Shareholders generally. These Bylaws may be amended or repealed by the Shareholders even though the Bylaws may also be amended or repealed by the Board of Directors.

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

David A. Schuette
Direct Tel +1 312 701 7363
Direct Fax +1 312 706 8201
dschuette@mayerbrown.com

December 30, 2014

*VIA EMAIL*

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: YUM! Brands, Inc. — Shareholder Proposal Submitted by Marco Consulting Group**

Ladies and Gentlemen:

We are writing on behalf of our client, YUM! Brands, Inc., a North Carolina corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proponent's Proposal") submitted by the Marco Consulting Group Trust I (the "Proponent"). A copy of the Proponent's Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proponent's Proposal from the 2015 Proxy Materials.

## THE PROPONENT'S PROPOSAL

The Proponent's Proposal requests that the Company's Board of Directors (the "Board") adopt, and seek shareholder approval for, amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to implement proxy access for director nominations. Under the Proponent's Proposal, any shareholder or group of shareholders that collectively have beneficially owned at least three percent (3%) of the Company's outstanding common stock continuously for at least three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Proponent's Proposal, shareholders would be permitted to nominate up to one-quarter of the directors to be elected to the Board at the relevant shareholder meeting. A copy of the Proponent's Proposal is attached to this letter as Exhibit A.

## BASIS FOR EXCLUSION

We believe that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

## THE COMPANY'S PROPOSAL

The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval of amendments to the Bylaws to permit any single shareholder (but not a group of shareholders) that has beneficially owned at least five percent (5%) of the Company's outstanding common stock continuously for at least four (4) years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, the shareholder would be permitted to nominate the greater of (x) one (1) director and (y) ten percent (10%) of the Board, rounding down to the nearest whole number of directors to be elected to the Board at the relevant shareholder meeting. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

## ANALYSIS

**The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials.**

The Company may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal if the terms of the two proposals are different or conflicting (*e.g.*, the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's shareholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that a single shareholder (rather than a group of shareholders, as set forth in the Proponent's Proposal) owning 5% or more of the Company's shares for four years (rather than 3% of the Company's shares for three years, as was proposed by the Proponent) could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that shareholder would be permitted to nominate the greater of (x) one director and (y) 10% of the Board, rounding down to the nearest whole number of directors to be elected to the Board at the relevant shareholder meeting, rather than be permitted to nominate up to one-quarter of the directors to be elected to the Board at the relevant shareholder meeting, as was proposed by the Proponent. Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage, (iii) the number of years that the required shares must have been owned and (iv) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal directly conflicts with the Company Proposal. Submitting the Proponent's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results. The Staff has recently granted no action relief under Rule 14a-8(i)(9) in nearly identical circumstances. *See Whole Foods Market, Inc.* (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking proxy access for director nominations under Rule 14a-8(i)(9) where the company proposal provided that a single shareholder (rather than a group of shareholders, as set forth in the proponent's proposal) owning 9% or more of the company's shares for five years (rather than 3% of the company's shares for three years, as was proposed by the proponent) could nominate a candidate for election to the board to be included in the company's proxy statement, and where the company proposal provided that a shareholder would be permitted to nominate the greater of (x) one director or (y) 10% of the Board, rounding down to the nearest whole number of board seats, rather than be permitted to nominate up to 20% of the board or not less than two directors if the board size was reduced, as was proposed by the proponent).

Accordingly, the Company requests that the Staff concur that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials because, under Rule 14a-8(i)(9), it conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

## CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Proponent's Proposal from the Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proponents Proposal, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (312) 701-7363 or by email at dschuette@mayerbrown.com.

Sincerely,



David A. Schuette

Cc: John Daly, Vice President and Associate General Counsel (YUM! Brands, Inc.)
Greg A. Kinczewski, Vice President/Senior Counsel (Marco Consulting Group Trust I)

714178884 42003056

## Exhibit A

## PROPONENT'S PROPOSAL

See attached.

THE MARCO CONSULTING GROUP



November 19 , 2014

BY OVERNIGHT DELIVERY AND FAX: 502-874-8016

YUMI Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213
Attention: Corporate Secretary, Christian Campbell

RE: Marco Consulting Group Trust I

Dear Mr. Campbell:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of YUMI Brands, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

**Very Truly Yours,**



Greg A. Kinczewski
Vice President/Senior Counsel

Enclosure

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

RESOLVED: shareholders of Yum! Brands Inc. ("Yum!") ask the Board of Directors (the "Board") to adopt, and seek shareholder approval for, a "proxy access" bylaw (the "Bylaw"). The Bylaw shall require Yum! to include in its proxy materials provided to shareholders in connection with a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (both defined below) of any person ("Nominee") nominated for election to the Board by a shareholder or group of shareholders ("Nominator") that satisfies the requirements below and to allow shareholders to vote for the Nominee on Yum!'s proxy card.

The number of Nominees required to be included in proxy materials for a shareholder meeting shall not exceed one-quarter of the directors to be elected at that meeting. The Bylaw shall provide that a Nominator must:

(a) have beneficially owned 3% or more of Yum!'s outstanding common stock continuously for at least three years on the date on which the nomination is submitted;
(b) provide written notice received by the Secretary within the time period specified in the bylaws; such notice shall contain the information required to be disclosed about the Nominee and the Nominator by SEC rules in connection with a contested director election solicitation (with separate disclosure for each shareholder in a group) (all disclosure in this section is the "Disclosure"); and
(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominator's communications with Yum!'s shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than Yum!'s proxy materials, comply with all laws and regulations relating thereto.

The Nominator may furnish a 500-word statement in support of the Nominee's election (the "Statement") for inclusion in the proxy statement. The Board shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the Bylaw and applicable SEC rules and the priority to be given in if the number of Nominees nominated exceeds the limit.

SUPPORTING STATEMENT

We believe that stockholders of U.S. public companies currently have no meaningful control over the director nomination and election process. In our view, access to the proxy for purposes of electing a director nominated by stockholders with a significant stake in Yum! is the most effective mechanism for ensuring accountability. We believe that greater accountability would benefit Yum!, where food safety concerns in China, a key market, have increased risks for investors.

We urge shareholders to vote for this proposal.